**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, DC 20549**



# FORM 11-K

**ANNUAL REPORT**
**PURSUANT TO SECTION 15(d) OF THE**
**SECURITIES EXCHANGE ACT OF 1934**



(Mark One):



ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 (NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996)



For the fiscal year ended ___December 31, 2003________________________________

OR



TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE RQUIRED).

For the transition period from _____________ to _______________

Commission file number 333-48185

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Hub Group Employee Profit Sharing and Trust Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hub Group, Inc.
3050 Highland Parkway, Suite 100
Downers Grove, IL 60515

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees having administrative responsibility for the Plans, have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Hub Group Employee Profit Sharing and Trust Plan

By /s/ David P. Yeager
David P. Yeager
Vice Chairman and Chief Executive Officer

Dated: June 21, 2004

Grant Thornton

Accountants and Business Advisors

**CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS**

As independent certified public accountants, we hereby consent to the incorporation of our report of the Hub Group Employee Profit Sharing and Trust Plan dated June 14, 2004, included in this Form 11-K, into the Hub Group, Inc.'s previously filed registration statement Form S-8 (File No. 333-36331).

Grant Thornton LLP

Chicago, Illinois
June 17, 2004

175 W. Jackson Blvd.
20th Floor
Chicago, IL 60604
**T** 312.856.0200
**F** 312.565.4719
**W** www.grantthornton.com

# FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
# HUB GROUP, INC.
# EMPLOYEE PROFIT SHARING AND TRUST PLAN
# DECEMBER 31, 2003 AND 2002

# CONTENTS

## REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Plan Administrator
Hub Group, Inc.
Employee Profit Sharing and Trust Plan

We have audited the accompanying statements of net assets available for benefits of the Hub Group, Inc. Employee Profit Sharing and Trust Plan (the "Plan") as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in note B, the financial statements were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003, on the basis of accounting described in note B.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Grant Thornton LLP
Chicago, Illinois
June 14, 2004

175 W. Jackson Blvd.
20th Floor
Chicago, IL 60604
T 312.856.0200
F 312.565.4719
W www.grantthornton.com

**Hub Group, Inc.**
**Employee Profit Sharing and Trust Plan**
**STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS**
**(Modified Cash Basis)**
**December 31**

| | 2003 | 2002 |
|---|---|---|
| Investments (note C) | $47,889,953 | $36,233,662 |
| **NET ASSETS AVAILABLE FOR BENEFITS** | $47,889,953 | $36,233,662 |

The accompanying notes are an integral part of these statements.

**Hub Group, Inc.**
**Employee Profit Sharing and Trust Plan**
**STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS**
**(Modified Cash Basis)**
**Year ended December 31, 2003**

| | |
|---|---|
| Additions to net assets attributed to | |
| Contributions | |
| Employee | $ 4,000,987 |
| Rollover | 107,139 |
| Employer | 1,306,425 |
| Total contributions | 5,414,551 |
| Investment income | |
| Interest and dividends | 598,807 |
| Net appreciation in fair value of investments | 12,256,900 |
| Total investment income | 12,855,707 |
| Total additions | 18,270,258 |
| Deductions from net assets attributed to | |
| Benefits paid to participants | 6,571,910 |
| Other fees | 42,057 |
| Total deductions | 6,613,967 |
| **NET INCREASE** | 11,656,291 |
| Net assets available for benefits | |
| Beginning of year | 36,233,662 |
| End of year | $47,889,953 |

The accompanying notes are an integral part of this statement.

**Hub Group, Inc.**
**Employee Profit Sharing and Trust Plan**
**NOTES TO FINANCIAL STATEMENTS**
**December 31, 2003 and 2002**

## NOTE A - DESCRIPTION OF THE PLAN

The following brief description of the Hub Group, Inc. Employee Profit Sharing and Trust Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

### *General*

The Plan is a defined contribution plan established by Hub Group, Inc. (the "Company") covering all full-time and part-time employees who are 18 years of age or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

### *Contributions*

Participants may contribute from 1% to 100% of pretax annual compensation as defined in the Plan agreement, subject to certain limitations under the Internal Revenue Code ("IRC"). Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.

The Company provides a matching contribution equal to 50% of the first 6% of each participant's pretax contributions, not to exceed 50% of the first 6% of eligible compensation that a participant contributes to the Plan, or $6,000. A one-year (1,000 hours) waiting period is required for employer contributions, with the stipulation that the employee must be on the payroll at December 31 of each year. The Company may also make an annual discretionary profit-sharing contribution in an amount determined by the Board of Trustees. This contribution is allocated to eligible participants at the end of the Plan year based on the ratio of a participant's compensation to the total compensation of all participants for the Plan year. No discretionary profit-sharing contributions were made in 2003.

On January 28, 2003, the adoption agreement was amended to allow participants to contribute 100% of eligible compensation and comply with the provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001. On April 1, 2004, the adoption agreement was amended to allow participants to contribute 60% of eligible compensation.

### *Participant Accounts*

Individual accounts are maintained for each of the Plan's participants to reflect the participant's contributions and related Company matching contributions, Company discretionary profit-sharing contributions, as well as the participant's share of the Plan's income and any related administrative expenses. Allocations are based on the proportion that each participant's account balance has to the total of all participants' account balances.

## NOTE A - DESCRIPTION OF THE PLAN - Continued

*Vesting*

Participants are immediately vested in their contributions and employer contributions plus earnings thereon. Certain participants who were merged from a prior plan retained their previous vesting schedule with respect to Company contributions.

***Payment of Benefits***

On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account or an annuity to be paid in periodic installments. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

***Hardship Withdrawals***

Subject to approval by Fidelity Management Trust Company (the "Trustee"), participants may withdraw their employee pretax contributions and rollover contributions, if any, to satisfy immediate and heavy financial needs, as deemed in the Plan agreement.

***Investment Options***

Participants direct the investment of their contributions into various investment options offered by the Plan. Participants are able to change their investment elections on a daily basis.

***Participants Loans***

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates which are commensurate with local prevailing rates. Principal and interest are paid ratably through payroll deductions over periods ranging up to 60 months or longer (i.e., mortgage), as authorized by the Plan administrator.

## NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### *Basis of Accounting*

The accompanying financial statements have been prepared using the modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America. Under the modified cash basis of accounting, investments are recorded at fair value, income is recorded as earned, and payments and contributions are recorded as the cash is paid or received.

If the Plan's financial statements had been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America, $1,190,502 and $216,994 of employer and employee contributions receivable, respectively, would have been recorded in the statement of net assets available for benefits as of December 31, 2003. As of December 31, 2002, $1,306,425 and $229,733 of employer and employee participant contributions receivable, respectively, would have been recorded in the statement of net assets available for benefits. In addition, an excess contribution refundable of $48,075 and $135,986 would have been recorded at December 31, 2003 and 2002, respectively.

### *Use of Estimates*

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results may differ from those estimates.

### *Investment Valuation*

Investments are stated at fair value based on quoted market prices. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.

The Plan provides for investments in common stock and mutual funds that, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

### *Administrative Expenses*

The majority of administrative expenses are paid by the Company. In 2003, administrative expenses were paid by the Plan's forfeiture account.

## NOTE C - INVESTMENTS

The following investments held by the Trustee represent 5% or more of the Plan's total net assets at December 31:

| | 2003 | 2002 |
|---|---|---|
| Fidelity Magellan Fund | $8,861,985 | $7,299,439 |
| Fidelity Contrafund | 7,753,140 | 6,394,314 |
| Fidelity Investment Grade Bond Fund | 2,819,732 | 3,132,786 |
| Fidelity Growth & Income Portfolio | 6,795,636 | 5,674,898 |
| Fidelity Low-Priced Stock Fund | 3,194,070 | 2,609,856 |
| Fidelity Retirement Money Market Portfolio | 3,213,871 | 3,878,129 |
| Hub Group, Inc. Stock Fund | 6,747,319 | N/A |

***Net Appreciation in Fair Value of Investments***

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

| | 2003 |
|---|---|
| Mutual funds | $ 6,762,181 |
| Common stock | 5,494,719 |
| | $12,256,900 |

## NOTE D - TAX STATUS

The Plan is a Nonstandardized 401(k) Profit Sharing Prototype Plan ("Prototype Plan") sponsored by Fidelity Management and Research Company and adopted by the Company. The Prototype Plan obtained its latest opinion letter on October 9, 2003, in which the Internal Revenue Service ("IRS") stated that the Prototype Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has not requested its own determination letter from the IRS. The Plan has been amended. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan administrator believes that the Plan was qualified and that the related trust was tax exempt as of the financial statement dates.

## NOTE E - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their account balances.

## NOTE F - RELATED-PARTY TRANSACTIONS

The Plan invests in shares of mutual funds managed by an affiliate of the Trustee. Fees paid by the Plan for record-keeping and administration amounted to approximately $42,000 for the year ended December 31, 2003. The Plan also invests in Company stock and allows loans to participants. These transactions qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

At December 31, 2003 and 2002, the Plan had $6,747,319 and $1,135,997 invested in Company stock, respectively.

# SUPPLEMENTAL SCHEDULE

Plan: 40520 | Hub Group Employee Profit Sharing and Trust Plan | Run Date: 03/31/2004

SUMMARY OF NET TRUST ASSETS

Total Plan Assets as of 12/31/2003

| Fund Name (Cusip #) | Share Balance 12/31/2003 | Historical Cost | Price | Total Market Value |
|---|---|---|---|---|
| PIMCO TOT RETURN ADM | 2,083.530 | $22,451.97 | $10.71 | $22,314.61 |
| AMR BALANCED PA | 0.000 | $0.00 | $12.89 | $0.00 |
| MUTUAL DISCOVERY A | 90.955 | $1,683.44 | $20.66 | $1,879.13 |
| BARON GROWTH | 1,668.856 | $45,894.17 | $35.44 | $59,144.26 |
| BARON ASSET FUND | 0.000 | $0.00 | $43.83 | $0.00 |
| CALVERT NEWVIS SM CP | 135.787 | $2,518.09 | $19.03 | $2,584.03 |
| FPA CRESCENT | 0.000 | $0.00 | $21.79 | $0.00 |
| ARIEL FUND | 163.908 | $5,688.04 | $45.12 | $7,395.53 |
| ARIEL APPRECIATION | 185.091 | $7,008.05 | $43.30 | $8,014.44 |
| ARIEL PREM BOND INV | 409.676 | $4,318.32 | $10.37 | $4,248.34 |
| ALGER MIDCAP GRTH I | 926.652 | $11,577.96 | $15.28 | $14,159.24 |
| DREY FNDRS MC GRTH F | 0.000 | | $3.58 | $0.00 |
| INVESCO DYNAMICS | 0.000 | $0.00 | $14.74 | $0.00 |
| INVESCO GROWTH INV | 0.000 | $0.00 | $1.95 | $0.00 |
| INVESCO HIGH YIELD | 0.000 | $0.00 | $3.84 | $0.00 |
| TEMPLETON FOREIGN A | 3,658.651 | $30,608.57 | $10.64 | $38,928.05 |
| MUTUAL SHARES CL A | 403.985 | $6,787.19 | $20.89 | $8,439.25 |
| MSIFT CP FX INC ADV | 138.259 | $1,608.79 | $11.55 | $1,596.89 |
| MSIFT VALUE ADVISER | 0.000 | $0.00 | $15.43 | $0.00 |
| AIM PREM EQUITY A | 0.000 | $0.00 | $9.38 | $0.00 |
| NB FOCUS TRUST | 0.000 | $0.00 | $26.44 | $0.00 |
| NB GENESIS TRUST | 0.000 | $0.00 | $37.03 | $0.00 |
| OAKMARK SELECT I | 0.000 | $0.00 | $30.62 | $0.00 |
| PIMCO CCM MID CP ADM | 0.000 | $0.00 | $20.10 | $0.00 |

Plan: 40520 Hub Group Employee Profit Sharing and Trust Plan Run Date: 03/31/2004

SUMMARY OF NET TRUST ASSETS

Total Plan Assets as of 12/31/2003

| Fund Name (Cusip #) | Share Balance 12/31/2003 | Historical Cost | Price | Total Market Value |
|---|---|---|---|---|
| PIMCO GLOBAL BOND AD | 1,355.557 | $13,307.81 | $10.30 | $13,962.24 |
| PIMCO HIGH YIELD ADM | 4,006.342 | $35,278.76 | $9.77 | $39,141.96 |
| PIMCO LOW DUR ADM | 3,246.774 | $33,334.72 | $10.24 | $33,246.97 |
| PIMCO LT US GOVT ADM | 2,560.789 | $30,278.04 | $10.82 | $27,707.74 |
| STRONG SHORTTERM BND | 7.491 | $65.95 | $8.84 | $66.22 |
| STRONG ADV COM STK Z | 26.066 | $488.38 | $22.15 | $577.36 |
| STRONG OPPORTUNITY | 303.336 | $9,805.65 | $39.45 | $11,966.61 |
| STRONG GOVT SECURITY | 1,690.603 | $18,858.91 | $10.88 | $18,393.76 |
| TEMPLETON DEV MKTS A | 52.261 | $664.67 | $14.99 | $783.39 |
| TEMPLETON GROWTH A | 2,508.310 | $44,579.95 | $20.67 | $51,846.77 |
| TMPL GLOBAL BOND A | 212.557 | $2,067.38 | $10.21 | $2,170.21 |
| TEMPLETON WORLD A | 2,549.631 | $37,244.66 | $16.87 | $43,012.27 |
| USAA GROWTH FUND | 0.000 | $0.00 | $12.32 | $0.00 |
| CS STRATEGIC VAL COM | 0.000 | $0.00 | $11.81 | $0.00 |
| MSI INTL EQUITY B | 892.563 | $14,212.34 | $18.95 | $16,914.07 |
| SCUDDER GLOBAL DISC | 26.887 | $668.73 | $28.13 | $756.33 |
| JANUS ADV BALANCED I | 0.000 | $0.00 | $23.59 | $0.00 |
| JANUS ADV FLEX INC I | 11.059 | $140.20 | $12.55 | $138.79 |
| AIM BLUE CHIP A | 0.000 | $0.00 | $11.20 | $0.00 |
| TCW GAL SM CAP GR N | 1,643.569 | $18,257.40 | $14.67 | $24,111.16 |
| AIM BALANCED A | 0.000 | $0.00 | $23.93 | $0.00 |
| AIM GLOBAL AGGR GRTH | 149.676 | $1,882.11 | $15.37 | $2,300.52 |
| MANAGERS BOND FUND | 143.125 | $3,468.96 | $24.58 | $3,518.01 |
| TCW GALILEO SEL EQ N | 4,140.939 | $53,237.40 | $17.07 | $70,685.83 |

Plan: 40520 Hub Group Employee Profit Sharing and Trust Plan Run Date: 03/31/2004

SUMMARY OF NET TRUST ASSETS

Total Plan Assets as of 12/31/2003

| Fund Name (Cusip #) | Share Balance 12/31/2003 | Historical Cost | Price | Total Market Value |
|---|---|---|---|---|
| AIM BASIC VALUE A | 2,383.178 | $64,927.01 | $29.24 | $69,684.12 |
| LM VALUE TRUST FI CL | 0.000 | $0.00 | $62.33 | $0.00 |
| CS SMALL CAP VAL COM | 971.444 | $20,253.96 | $20.54 | $19,953.46 |
| OAKMARK EQ & INC I | 1,521.289 | $31,152.14 | $22.02 | $33,498.78 |
| ROYCE LOW PRICED STK | 36.151 | $404.89 | $13.98 | $505.39 |
| PBHG LARGE CAP FUND | 192.015 | $2,027.76 | $11.96 | $2,296.50 |
| PBHG MID CAP FUND | 300.446 | $3,840.58 | $17.18 | $5,161.66 |
| STRG ADV SMCAP VAL Z | 5,377.546 | $133,715.10 | $27.53 | $148,043.84 |
| JANUS MID CAP VALUE | 4.122 | $58.70 | $20.39 | $84.05 |
| WEST ASSET CORE FI | 48.077 | $554.92 | $11.59 | $557.21 |
| * HUB GROUP INC. STOCK | | $2,676,507.33 | | |
| CORPORATE COMMON STOCK (443320106) | 313,246.000 | | $21.54 | $6,747,318.84 |
| INTEREST BEARING CASH (987654514) | 196,267.850 | | $1.00 | $196,267.85 |
| ACCRUED INCOME | | | | $161.24 |
| NON-INTEREST BEAR CASH | | | | $1,542.08 |
| UNSETTLED PART ACTIVITY | | | | ($4,892.02) |
| * FIDELITY FUND | 320.140 | $8,026.71 | $28.08 | $8,989.53 |
| * FIDELITY PURITAN | 30,396.348 | $526,049.88 | $18.47 | $561,420.55 |
| * FIDELITY TREND | 0.000 | $0.00 | $48.98 | $0.00 |
| * FIDELITY GINNIE MAE | 1,897.633 | $21,217.27 | $11.08 | $21,025.77 |
| * FIDELITY MAGELLAN | 90,668.971 | $8,905,442.13 | $97.74 | $8,861,985.23 |
| * FIDELITY CONTRAFUND | 157,105.171 | $7,177,681.82 | $49.35 | $7,753,140.19 |
| * FIDELITY EQUITY INC | 307.689 | $12,944.68 | $49.75 | $15,307.53 |
| * FIDELITY GROWTH CO | 1,740.961 | $79,827.90 | $50.07 | $87,169.92 |
| * FIDELITY INVST GR BD | 373,474.474 | $2,736,491.10 | $7.55 | $2,819,732.28 |
| * FIDELITY GROW & INC | 190,727.943 | $6,897,799.79 | $35.63 | $6,795,636.61 |
| * FIDELITY INTER BOND | 849.733 | $9,004.35 | $10.66 | $9,058.15 |

Plan: 40520 | Hub Group Employee Profit Sharing and Trust Plan | Run Date: 03/31/2004

SUMMARY OF NET TRUST ASSETS

Total Plan Assets as of 12/31/2003

| Fund Name (Cusip #) | Share Balance 12/31/2003 | Historical Cost | Price | Total Market Value |
|---|---|---|---|---|
| FIDELITY CAP & INC | 1,002.273 | $7,834.50 | $8.06 | $8,078.32 |
| FIDELITY VALUE | 2,624.498 | $126,531.58 | $62.07 | $162,902.59 |
| FIDELITY MORTG SEC | 24.636 | $277.62 | $11.22 | $276.42 |
| FIDELITY GOVT INCOME | 6,046.565 | $61,897.18 | $10.22 | $61,795.89 |
| FID INDEPENDENCE FD | 2,634.266 | $43,659.63 | $16.06 | $42,306.31 |
| FIDELITY OVERSEAS | 0.000 | $0.00 | $31.43 | $0.00 |
| FIDELITY EUROPE | 757.465 | $17,713.13 | $26.62 | $20,163.72 |
| FIDELITY PAC BASIN | 179.917 | $2,366.05 | $17.53 | $3,153.95 |
| FID REAL ESTATE INVS | 2,547.626 | $50,942.96 | $23.71 | $60,404.21 |
| FIDELITY BALANCED | 6,096.704 | $79,545.48 | $16.75 | $102,119.79 |
| FIDELITY INTL GR&INC | 6,928.742 | $130,574.10 | $23.92 | $165,735.51 |
| FIDELITY CAP APPREC | 1,739.802 | $40,415.62 | $24.51 | $42,642.55 |
| FIDELITY CONV SEC | 13,361.115 | $237,828.67 | $20.17 | $269,493.69 |
| FIDELITY CANADA | 0.000 | $0.00 | $27.39 | $0.00 |
| FIDELITY UTILITIES | 12.772 | $136.84 | $11.48 | $146.62 |
| FIDELITY BLUE CHIP | 6.172 | $231.38 | $39.63 | $244.60 |
| FIDELITY LOW PR STK | 91,311.327 | $2,372,162.15 | $34.98 | $3,194,070.22 |
| FIDELITY WORLDWIDE | 0.000 | $0.00 | $16.37 | $0.00 |
| FIDELITY EQ INC II | 30,043.573 | $636,236.15 | $22.78 | $684,392.59 |
| FIDELITY STK SELECTR | 0.000 | $0.00 | $20.99 | $0.00 |
| FID ASSET MGR GROWTH | 0.000 | $0.00 | $14.28 | $0.00 |
| FIDELITY EMERG MRKTS | 0.000 | $0.00 | $10.61 | $0.00 |
| FIDELITY AGGR GROWTH | 5,848.310 | $91,187.47 | $14.93 | $87,315.27 |
| FIDELITY DIVERS INTL | 43,602.525 | $879,039.34 | $24.12 | $1,051,692.90 |

Plan: 40520 | Hub Group Employee Profit Sharing and Trust Plan | Run Date: 03/31/2004

SUMMARY OF NET TRUST ASSETS

Total Plan Assets as of 12/31/2003

| Fund Name (Cusip #) | Share Balance 12/31/2003 | Historical Cost | Price | Total Market Value |
|---|---|---|---|---|
| FIDELITY DIVD GROWTH | 2,475.631 | $56,164.84 | $27.30 | $67,584.73 |
| FIDELITY NEW MKT INC | 5,005.853 | $62,710.74 | $13.90 | $69,581.36 |
| FIDELITY EXP & MULTI | 289.229 | $4,337.63 | $18.16 | $5,252.40 |
| FID AGGRESSIVE INT'L | 39.181 | $547.88 | $15.21 | $595.94 |
| FID SM CAP INDEPEND | 1,257.641 | $17,917.97 | $17.94 | $22,562.08 |
| FIDELITY MID-CAP STK | 3,694.621 | $71,512.38 | $21.57 | $79,692.97 |
| FIDELITY LG-CAP STK | 4,452.831 | $50,445.94 | $13.88 | $61,805.29 |
| FIDELITY SM CAP STK | 4,314.961 | $72,393.04 | $17.10 | $73,785.83 |
| FIDELITY EUR CAP APP | 0.000 | $0.00 | $18.70 | $0.00 |
| FID ASSET MGR AGGRES | 0.000 | $0.00 | $10.24 | $0.00 |
| FIDELITY LATIN AMER | 0.000 | | $15.22 | $0.00 |
| FIDELITY JAPAN | 0.000 | $0.00 | $11.54 | $0.00 |
| FIDELITY SE ASIA | 397.685 | $5,051.32 | $14.58 | $5,798.25 |
| FID FREEDOM INCOME | 1,129.418 | $12,165.82 | $11.09 | $12,525.25 |
| FID FREEDOM 2000 | 4,060.660 | $46,187.38 | $11.78 | $47,834.57 |
| FID FREEDOM 2010 | 16,581.617 | $204,706.26 | $13.02 | $215,892.65 |
| FID FREEDOM 2020 | 42,210.647 | $498,688.46 | $13.02 | $549,582.62 |
| FID FREEDOM 2030 | 20,862.813 | $244,222.38 | $12.95 | $270,173.43 |
| FID SMALL CAP RETIRE | 6.033 | $58.28 | $13.81 | $83.32 |
| SPTN TOTAL MKT INDEX | 1,550.017 | $44,478.50 | $29.91 | $46,361.01 |
| FIDELITY SH TERM BD | 3,469.912 | $31,369.11 | $9.04 | $31,368.00 |
| FIDELITY FIFTY | 5,564.002 | $100,936.12 | $19.28 | $107,273.96 |
| FIDELITY RETIRE MMKT | 3,213,870.550 | $3,213,870.55 | $1.00 | $3,213,870.55 |
| FIDELITY RET GOVT MM | 116,847.120 | $116,847.12 | $1.00 | $116,847.12 |

Plan: 40520 Hub Group Employee Profit Sharing and Trust Plan Run Date: 03/31/2004

SUMMARY OF NET TRUST ASSETS

Total Plan Assets as of 12/31/2003

| Fund Name (Cusip #) | Share Balance 12/31/2003 | Historical Cost | Price | Total Market Value |
|---|---|---|---|---|
| * FID MGD INC PORT | 83,705.630 | $83,705.63 | $1.00 | $83,705.63 |
| * SPARTAN US EQ INDEX | 22,997.593 | $875,868.75 | $39.41 | $906,335.14 |
| * FIDELITY US BD INDEX | 1,011.500 | $11,292.31 | $11.19 | $11,318.69 |
| * FID STR LGCAP VALUE | 122.012 | $1,076.30 | $10.52 | $1,283.57 |
| * FID FREEDOM 2040 | 5,537.590 | $36,588.20 | $7.56 | $41,864.18 |
| * FID STR MDCAP VALUE | 110.661 | $1,070.16 | $12.08 | $1,336.78 |
| * FID STR LGCAP GROWTH | 0.000 | $0.00 | $9.02 | $0.00 |
| * FID STR MDCAP GROWTH | 514.593 | $5,044.80 | $10.32 | $5,310.60 |
| * FID INFLATION PRO BD | 9,998.109 | $110,401.46 | $11.01 | $110,079.18 |
| * FID INTL SMALL CAP | 5.750 | $102.38 | $18.67 | $107.35 |
| * FID TOTAL BOND | 52.678 | $547.98 | $10.52 | $554.17 |
| * OUTSTANDING LOAN BALANCE | | | | $1,088,998.55 |
| | | NET ASSETS 12/31/2003: | | $47,889,953.06 |

* Represents a party-in-interest.